Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation reports second quarter net income of $118 million

    <<
    SECOND QUARTER OVERVIEW

    - EBITDAR(1) of $342 million (excluding special charges).
    - Operating income (excluding special charges) of $102 million.
    - Net income of $118 million.
    - Strong performance by ACTS with EBITDA(1) of $26 million (excluding special charges), $18 million up over second quarter 2006.
    - Distributions of Aeroplan and Jazz units to ACE shareholders totaling
      $0.5 billion during the quarter.
    - ACTS sale transaction announced in June 2007 at an enterprise value of approximately $975 million.
    - ACE cash of $347 million at June 30, 2007.
    >>

    MONTREAL, Aug. 10 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported EBITDAR(1) of $342 million (excluding special charges) and operating income (excluding special charges) of $102 million for the second quarter of
2007.
    Special labour charges amounting to $6 million were recorded in the 2007 quarter related to the termination of a heavy maintenance contract at ACTS.
After special charges, EBITDAR(1) and operating income amounted to
$336 million and $96 million respectively.
    ACE ceased to consolidate the results and financial position of Jazz Air
LP with effect from May 24, 2007, and is accounting for its 49 per cent investment in Jazz under the equity method. This, together with the equity accounting for Aeroplan from March 14, 2007, means that ACE's results for the second quarter 2007 are not directly comparable to the results for the 2006 quarter.
    Net income of $118 million was recorded for the second quarter of 2007.
This included foreign exchange gains of $158 million.
    Air Canada reported EBITDAR(1) of $295 million, a reduction of
$19 million. Passenger revenues at $2,336 million increased by $74 million or
3 per cent over the 2006 quarter, primarily reflecting traffic growth of
3 per cent on a capacity increase of 2 per cent. This increase was offset by a decline of $17 million in cargo revenues, driven by freighter capacity reduction. Operating costs rose $84 million or 3 per cent over the 2006 quarter, largely driven by increases in wages and salaries, fleet introduction and aircraft return and subleasing costs.
    Aeroplan delivered a strong performance in the quarter with a 13 per cent increase in gross billings, a 21 per cent increase in operating revenues and a
43 per cent increase in EBITDA(1).
    Jazz delivered a solid performance in the quarter with EBITDAR of
$78 million, an improvement of $2 million on the 2006 quarter.
    ACTS reported a strong EBITDA(1) (excluding special charges) of
$26 million for the quarter, an improvement of $18 million on the 2006 quarter.
    "The results for the quarter demonstrate very good performances by
Aeroplan, Jazz and ACTS," said Robert Milton, Chairman, President and Chief
Executive Officer, ACE Aviation Holdings Inc.
    "The results for Air Canada for the quarter are behind the 2006 quarter, primarily due to cost increases in a number of captions. On the positive side,
Air Canada continues to make good progress on its fleet replacement and related subleasing program which should yield improved operating results in the remainder of 2007 and beyond. In addition, Air Canada reported that the solvency deficit on its registered domestic pension plans fell from
$1.66 billion on January 1, 2006 to $0.54 billion on January 1, 2007. This will result in a reduction to Air Canada's previously projected pension plan cash funding obligations in 2007 and beyond.

    "ACTS continued to build on the progress made in recent quarters. ACTS delivered EBITDA(1) of $26 million in the quarter (excluding special labour charges), an improvement of $18 million over the 2006 quarter. Management continues to strategically develop and operationally improve the business. In addition, the business continues to win new contracts.
    "During the quarter, we returned $0.5 billion of capital to shareholders in the form of Aeroplan and Jazz units' distributions. This represents the third and final installment in the return of $2 billion of capital to shareholders under the plan of arrangement approved in October 2006.
    "On June 22, we also announced the sale of a 70 per cent interest in ACTS to a consortium consisting of Sageview Capital and KKR. The transaction, which implies an enterprise value of approximately $975 million for 100 per cent of
ACTS, is expected to close in the current quarter.

    STRATEGIC UPDATE
    ----------------

    With the monetization of ACTS, ACE has fully executed the initiatives announced in August 2006 to surface shareholder value.
    Over the past number of months, the Board has also actively considered
ACE's strategic options to maximize shareholder value.
    The Board will further consider specific actions in relation to each of the assets of the corporation and also how excess cash can be distributed to shareholders.
    Further announcements will be made in due course.

    (1) Non-GAAP Measures

    Special charges refer to expenses recorded in 2007 related to restructuring at ACTS and expenses recorded in 2006 related to labour restructuring. EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For businesses without aircraft rent, such as
Aeroplan and ACTS, EBITDA is used to view operating results before depreciation, amortization and obsolescence as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to ACE's Quarter 2 2007 Management's
Discussion and Analysis (MD&A) for a reconciliation of EBITDAR and EBITDA to operating income (loss) for the quarter.
    For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the risk factors identified throughout ACE's filings with securities regulators in
Canada and the United States and, in particular, those identified in the Risk
Factors section of ACE's 2006 Annual Management's Discussion and Analysis
dated February 14, 2007 and section 15 of ACE's Quarter 2 2007 Management's
Discussion and Analysis of Results dated August 9, 2007. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

    <<
                     Consolidated Statement of Operations

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Unaudited
    (Canadian dollars in          Three Months Ended        Six Months Ended
     millions except per share   June 30     June 30     June 30     June 30
     figures)                     2007(x)       2006      2007(x)       2006
    -------------------------------------------------------------------------
    Operating revenues
      Passenger                 $  2,336    $  2,288    $  4,488    $  4,309
      Cargo                          135         152         275         303
      Other                          188         242         521         554
    -------------------------------------------------------------------------
                                   2,659       2,682       5,284       5,166
    -------------------------------------------------------------------------

    Operating expenses
      Wages, salaries and
       benefits                      626         636       1,324       1,278
      Aircraft fuel                  637         631       1,222       1,200
      Aircraft rent                   91         113         195         226
      Airport and navigation fees    256         245         499         475
      Aircraft maintenance,
       materials and supplies        121         118         263         247
      Communications and
       information technology         69          69         145         147
      Food, beverages and supplies    81          82         164         162
      Depreciation, amortization
       and obsolescence              149         140         295         274
      Commissions                     51          59         110         127
      Capacity purchase with Jazz     76           -          76           -
      Special charge for labour
       restructuring                   6           -          15          33
      Other                          400         408         909         878
    -------------------------------------------------------------------------
                                   2,563       2,501       5,217       5,047
    -------------------------------------------------------------------------

    Operating income                  96         181          67         119

    Non-operating income (expense)
      Interest income                 28          29          61          51
      Interest expense               (96)        (91)       (219)       (179)
      Interest capitalized            28          13          64          22
      Aeroplan equity investment
       income                         17           -          20           -
      Jazz equity investment income    7           -           7           -
      Dilution gain - Jazz             -           -           -         220
      Gain on sale of US Airways
       shares                          4         100           4         100
      Gain on disposal of assets      14           1          21           4
      Gain (loss) on financial
       instruments recorded at fair
       value                          (6)         (1)         28          (3)
      Other                           (1)          1          (1)          6
    -------------------------------------------------------------------------
                                      (5)         52         (15)        221
    -------------------------------------------------------------------------

    Income before the following
     items                            91         233          52         340

      Non-controlling interest       (56)        (19)        (79)        (34)
      Foreign exchange gain          158         107         191         120
      Provision for income taxes
        Current                        -           -          (6)          -
        Future                       (75)        (85)       (112)        (72)
    -------------------------------------------------------------------------

    Income for the period       $    118    $    236    $     46    $    354
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share
      Basic                     $   1.14    $   2.32    $   0.45    $   3.47
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      Diluted                   $   0.98    $   2.05    $   0.44    $   3.16
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml.

                 Consolidated Statement of Financial Position

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Unaudited                                            June 30 December 31
    (Canadian dollars in millions)                        2007(x)       2006
    -------------------------------------------------------------------------
    ASSETS
    Current
      Cash and cash equivalents                         $  1,041    $  1,854
      Short-term investments                               1,061       1,324
    -------------------------------------------------------------------------
                                                           2,102       3,178
    -------------------------------------------------------------------------
      Restricted cash                                         33         109
      Accounts receivable                                    794         729
      Spare parts, materials and supplies                     80         307
      Prepaid expenses and other current assets              136         127
      Future income taxes                                    342         584
      ACTS assets held for sale                              296           -
    -------------------------------------------------------------------------
                                                           3,783       5,034
    -------------------------------------------------------------------------

    Property and equipment                                 6,594       5,989
    Deferred charges                                          56         116
    Intangible assets                                        832       1,643
    Deposits and other assets                                334         323
    Future income taxes                                       24         336
    ACTS assets held for sale                                215           -
    -------------------------------------------------------------------------

                                                        $ 11,838    $ 13,441
    -------------------------------------------------------------------------

    LIABILITIES
    Current
      Accounts payable and accrued liabilities          $  1,260    $  1,547
      Advance ticket sales                                 1,370         832
      Current portion of Aeroplan Miles obligation            59          58
      Current portion of Aeroplan deferred revenues            -         799
      Current portion of long-term debt and capital
       leases                                                440         367
      Current taxes payable                                    -         345
      ACTS current liabilities held for sale                 105           -
    -------------------------------------------------------------------------
                                                           3,234       3,948
    -------------------------------------------------------------------------

    Long-term debt and capital leases                      3,438       3,759
    Convertible preferred shares                             172         166
    Future income taxes                                       94         136
    Pension and other benefit liabilities                  1,887       1,876
    Aeroplan Miles obligation                                 57         105
    Aeroplan deferred revenues                                 -         801
    Other long-term liabilities                              486         378
    ACTS long-term liabilities held for sale                  79           -
    -------------------------------------------------------------------------
                                                           9,447      11,169
    -------------------------------------------------------------------------

    Non-controlling interest                                 680         695

    SHAREHOLDERS' EQUITY
      Share capital and other equity                         336         742
      Contributed surplus                                    516          25
      Retained earnings                                      864         810
      Accumulated other comprehensive income (loss)           (5)          -
    -------------------------------------------------------------------------
                                                           1,711       1,577
    -------------------------------------------------------------------------

                                                        $ 11,838    $ 13,441
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml.

          Consolidated Statement of Changes in Shareholders' Equity

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                                 Six                     Six
                                              Months        Year      Months
                                               Ended       Ended       Ended
    Unaudited                                June 30 December 31     June 30
    (Canadian dollars in millions)            2007(x)       2006        2006
    -------------------------------------------------------------------------
    Share capital and other equity
      Common shares, beginning of period    $  2,188    $  2,231    $  2,231
        Distributions of Aeroplan and
         Jazz units                             (426)        (59)        (59)
        Issue of shares through stock
         options exercised                        20          16           3
    -------------------------------------------------------------------------
      Common shares, end of period             1,782       2,188       2,175
      Convertible preference shares              117         117         117
      Convertible notes                           92          92          92
      Adjustment to shareholders' equity,
       beginning of period                    (1,655)     (1,693)     (1,693)
        Adjustment to fresh start provisions       -          38           -
    -------------------------------------------------------------------------
      Adjustment to shareholders' equity,
       end of period                          (1,655)     (1,655)     (1,693)
    -------------------------------------------------------------------------
    Total share capital and other equity         336         742         691
    -------------------------------------------------------------------------

    Contributed surplus
      Balance, beginning of period                25          19          19
      Fair value of stock options issued to
       Corporation employees recognized as
       compensation expense                        8          13           4
      Fair value of exercised stock options
       to share capital                            -          (7)          -
      Aeroplan negative investment               483           -           -
    -------------------------------------------------------------------------
    Total contributed surplus                    516          25          23
    -------------------------------------------------------------------------

    Retained earnings
      Balance, beginning of period               810         402         402
      Cumulative effect of adopting new
       accounting policies                         8           -           -
    -------------------------------------------------------------------------
                                                 818         402         402
      Net income for the period                   46         408         354
    -------------------------------------------------------------------------
                                                 864         810         756
    -------------------------------------------------------------------------
    Accumulated other comprehensive
     income (loss)
      Balance, beginning of period                 -           -           -
      Cumulative effect of adopting new
       accounting policies                        (7)          -           -
      Other comprehensive income (loss)            2           -           -
    -------------------------------------------------------------------------
                                                  (5)          -           -
    -------------------------------------------------------------------------
    Total retained earnings and accumulated
     other comprehensive income (loss)           859         810         756
    -------------------------------------------------------------------------
    Total shareholders' equity              $  1,711    $  1,577    $  1,470
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

               Consolidated Statement of Comprehensive Income

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Unaudited                     Three Months Ended        Six Months Ended
    (Canadian dollars in         June 30     June 30     June 30     June 30
     millions)                    2007(x)       2006      2007(x)       2006
    -------------------------------------------------------------------------

    Comprehensive income (loss)
    Net income for the period   $    118    $    236    $     46    $    354

    Other Comprehensive income
     (loss), net of taxes:
      Net change in unrealized
       loss on US Airways
       securities                     (4)          -          (8)          -
      Reclassification of
       realized gains on
       US Airways securities
       to income                      (7)          -          (7)          -
      Net change in unrealized
       gains on fuel derivatives
       under hedge accounting          8           -          14           -
      Reclassification of net
       realized losses on fuel
       derivatives to income           2           -          10           -
      Equity adjustment from
       foreign currency
       translation                    (7)          -          (7)          -
    -------------------------------------------------------------------------
                                      (8)          -           2           -
    -------------------------------------------------------------------------
    Total comprehensive income  $    110    $    236    $     48    $    354
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml.

                     Consolidated Statement of Cash Flows

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Unaudited                     Three Months Ended        Six Months Ended
    (Canadian dollars in         June 30     June 30     June 30     June 30
     millions)                    2007(x)       2006      2007(x)       2006
    -------------------------------------------------------------------------
    Cash flows from (used for)
    Operating
      Income (loss) for the
       period                   $    118    $    236    $     46    $    354
      Adjustments to reconcile
       to net cash from
       operations
        Depreciation,
         amortization and
         obsolescence                149         140         295         274
        Dilution gain - Jazz           -           -           -        (220)
        Gain on sale of
         US Airways shares            (4)       (100)         (4)       (100)
        Gain on disposal of
         assets                      (14)         (1)        (21)         (4)
        Foreign exchange gain       (154)       (134)       (187)       (130)
        Future income taxes           75          86         112          71
        Employee future benefit
         funding more than
         expense                     (69)        (46)       (138)        (68)
        Increase in accounts
         receivable                  (75)       (127)        (93)       (143)
        Decrease (increase) in
         spare parts, materials
         and supplies                (31)        (25)          3          35
        Increase (decrease) in
         accounts payable and
         accrued liabilities        (144)        (43)        (39)         55
        Increase (decrease) in
         advance ticket sales,
         net of restricted cash      195         183         429         401
        Decrease in Aeroplan
         Miles obligation            (21)        (26)        (47)        (57)
        Increase (decrease) in
         Aeroplan deferred
         revenues                      -          28          (2)         45
        Aircraft lease payments
         (in excess of) less than
         rent expense                 (2)         (3)         (9)         (8)
        Unrealized period change
         in fair value of
         derivatives                   9           4         (32)          4
        Capitalized interest         (28)        (13)        (64)        (22)
        Non-controlling interest      52          16          70          21
        Other                         50          35          70          59
    -------------------------------------------------------------------------
                                     106         210         389         567
    -------------------------------------------------------------------------
    Financing
      Issue of common shares           -           1          19           3
      Issue of Jazz units              -           -           -         218
      Aircraft related borrowings    532          98         644         222
      Credit facility borrowings
       - Jazz                          -           -           -         113
      Reduction of long-term debt
       and capital lease
       obligations                   (90)        (61)       (168)       (149)
      Reduction of non-controlling
       interest                        -           -         (36)          -
      Distributions paid to
       non-controlling interests      (8)        (14)        (25)        (22)
      Other                            1           -           -           -
    -------------------------------------------------------------------------
                                     435          24         434         385
    -------------------------------------------------------------------------

    Investing
      Short-term investments          16           8        (139)       (151)
      Acquisition of Aeroman,
       net of cash                     -           -         (53)          -
      Proceeds from sale of
       Jazz units                      -           -           -          14
      Sale of US Airways shares        -         158           -         158
      Additions to capital assets   (710)       (199)     (1,111)       (479)
      Proceeds from sale of assets     -           -          45           -
      Deconsolidation of Aeroplan
       cash                            -           -        (231)          -
      Deconsolidation of Jazz cash  (138)          -        (138)          -
      Cash collateralization of
       letters of credit               -           -          12          (4)
      Other                          (21)          -         (21)          -
    -------------------------------------------------------------------------
                                    (853)        (33)      (1636)       (462)
    -------------------------------------------------------------------------
    Increase (decrease) in cash
     and cash equivalents           (312)        201        (813)        490
    Cash and cash equivalents,
     beginning of period           1,353       1,854       1,854       1,565
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period              $  1,041    $  2,055    $  1,041    $  2,055
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash payments of interest   $     71    $     74    $    131    $    137
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash payments of income
     taxes                      $      3    $      -    $      9    $      -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:05e 10-AUG-07